Exhibit 99.1

Results of Annual General Meeting

London: Thursday, April 27, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that all ordinary resolutions and special resolutions put to its Annual General Meeting (“AGM”) held on April 27, 2017 were duly passed.  The poll results of the resolutions were as follows:

				Number of Votes (%)*
Resolutions				For	Against	Withheld#
1	To consider and adopt the audited financial statements and the reports of the directors and independent auditor for the year ended 31 December 2016.			50,428,039 (99.99984%)	80 (0.00016%)	4

2	To re-elect Mr Paul Carter as a director.			50,427,873 (99.99990%)	50 (0.00010%)	200

3	To re-elect Mr Johnny Cheng as a director.			50,405,806 (99.95614%)	22,116 (0.04386%)	201

4	To re-elect Dr Dan Eldar as a director.			50,405,776 (99.95680%)	21,785 (0.04320%)	562

5	To re-elect Dr Karen Ferrante as a director.			50,427,873 (99.99990%)	50 (0.00010%)	200

6	To re-elect Mr Graeme Jack as a director.			50,426,736 (99.99765%)	1,186 (0.00235%)	201

7	To re-elect Ms Edith Shih as a director.			50,405,776 (99.95680%)	21,785 (0.04320%)	562

8	To re-elect Dr Weiguo Su as a director.			50,406,168 (99.95686%)	21,755 (0.04314%)	200

9	To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorise the board of directors to fix the auditor’s remuneration.			50,424,313 (99.99330%)	3,380 (0.00670%)	430

10	Ordinary Resolution No. 10(A)	:	To grant a general mandate to the directors of the Company to issue additional shares.	50,423,856 (99.99224%)	3,913 (0.00776%)	354

	Special Resolution No. 10(B)	:	To disapply pre-emption rights (Equity Raise).	45,969,701 (91.16115%)	4,457,156 (8.83885%)	1,266

	Special Resolution No. 10(C)	:	To disapply pre-emption rights (general).	48,240,334 (95.66397%)	2,186,523 (4.33603%)	1,266

	Ordinary Resolution No. 10(D)	:	To grant a general mandate to the directors of the Company to repurchase shares of the Company.	50,427,589 (99.99934%)	333 (0.00066%)	201

*  Percentages rounded to 5 decimal places

#  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes for and against a resolution.

As at the date of the AGM, the number of issued shares of Chi-Med was 60,726,979, which was the total number of shares entitling the holders to attend and vote on the ordinary resolutions and special resolutions proposed at the AGM.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500